                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                  FORM 11-K
                                ANNUAL REPORT

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (Fee required)

      For the fiscal year ended            December 31, 1997
                                ----------------------------------------

                                     Or

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee required)

      For the transition period from                   to
                                     -----------------    -----------------

      Commission file number 0-22008


      A.  Full title of the Plan:

              The Southwest Bank 401(k) Retirement Savings Plan

      B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

              Mississippi Valley Bancshares, Inc.
              700 Corporate Park Drive
              St. Louis, MO  63105

                            REQUIRED INFORMATION

      Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

      (a)   Financial Statements
            --------------------

            (i)    Report of Independent Auditors

            (ii)   Statements of Net Assets Available for Plan Benefits

            (iii)  Statements of Changes in Net Assets Available for Plan
                   Benefits

            (iv)   Notes to Financial Statements

            (v)    Supplemental Schedules

                   A.  Schedule of Assets Held for Investment Purposes
                   B.  Schedule of Reportable (5%) Transactions

      (b)   Exhibits
            --------

            (23)  Consent of Ernst & Young LLP


                                SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Southwest Bank 401(k)
                                        Retirement Savings Plan



                                        By: /s/ Mary P. Sherrill
                                            ---------------------------------
                                                Mary P. Sherrill
                                                Trustee


Date:  June 25, 1998

                      Financial Statements and Schedules

                                Southwest Bank
                        401(k) Retirement Savings Plan

                    Years ended December 31, 1997 and 1996
                     with Report of Independent Auditors

                                Southwest Bank
                        401(k) Retirement Savings Plan

                             Financial Statements
                                and Schedules


                    Years ended December 31, 1997 and 1996



                             CONTENTS


Report of Independent Auditors                                              1

Financial Statements

Statements of Net Assets Available for Plan Benefits                        2
Statements of Changes in Net Assets Available for Plan Benefits             3
Notes to Financial Statements                                               4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes                  8
Line 27d - Schedule of Reportable (5%) Transactions                         9


                        Report of Ernst & Young
                         Independent Auditors

The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable (5 percent) transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Ernst & Young LLP


June 15, 1998

                                                     Southwest Bank
                                             401(k) Retirement Savings Plan

                                  Statements of Net Assets Available for Plan Benefits

                                                                                DECEMBER 31
                                             --------------------------------------------------------------------------------
                                                  1997        1996            1997      1996           1997         1996
                                             --------------------------   ----------------------   --------------------------
                                                     STOCK FUND               GUARANTEED FUND                TOTAL
                                             --------------------------   ----------------------   --------------------------

ASSETS
Investments, at fair value                     $8,204,020  $5,075,462       $573,150  $535,103       $8,777,170  $5,610,565
Other receivables                                   1,273           -            276         -            1,549           -
                                             --------------------------   ----------------------   --------------------------
Total assets                                    8,205,293   5,075,462        573,426   535,103        8,778,719   5,610,565

LIABILITIES
Other payables                                          -       4,587              -     1,165                -       5,752
                                             --------------------------   ----------------------   --------------------------
Total liabilities                                       -       4,587              -     1,165                -       5,752
                                             --------------------------   ----------------------   --------------------------

Net assets available for plan benefits         $8,205,293  $5,070,875       $573,426  $533,938       $8,778,719  $5,604,813
                                             ==========================   ======================   ==========================

See accompanying notes.

                                                                          2

                                                     Southwest Bank
                                            401(k) Retirement Savings Plan

                           Statements of Changes in Net Assets Available for Plan Benefits

                                                                          YEAR ENDED DECEMBER 31
                                             --------------------------------------------------------------------------------
                                                   1997        1996           1997      1996            1997         1996
                                             --------------------------   ----------------------   --------------------------
                                                      STOCK FUND              GUARANTEED FUND                 TOTAL
                                             --------------------------   ----------------------   --------------------------

Additions to net assets attributed to:
  Interest and dividends                       $   69,310  $   53,875       $ 30,307  $ 29,888       $   99,617  $   83,763
  Contributions:
    Employer                                       91,390      82,647         17,879    20,792          109,269     103,439
    Employees                                     294,231     263,298         54,745    60,148          348,976     323,446
  Realized and unrealized gains                 2,733,028   2,007,054              -         -        2,733,028   2,007,054
                                             --------------------------   ----------------------   --------------------------
Total additions                                 3,187,959   2,406,874        102,931   110,828        3,290,890   2,517,702

Deductions from net assets attributed to:
  Distributions to participants                    40,529     128,317         76,455   154,502          116,984     282,819
                                             --------------------------   ----------------------   --------------------------
Total deductions                                   40,529     128,317         76,455   154,502          116,984     282,819
                                             --------------------------   ----------------------   --------------------------

Net increase (decrease) prior to interfund
  transfers                                     3,147,430   2,278,557         26,476   (43,674)       3,173,906   2,234,883
Interfund transfers                               (13,012)     90,976         13,012   (90,976)               -           -
                                             --------------------------   ----------------------   --------------------------
Net increase (decrease)                         3,134,418   2,369,533         39,488  (134,650)       3,173,906   2,234,883

Net assets available for plan benefits:
  Beginning of year                             5,070,875   2,701,342        533,938   668,588        5,604,813   3,369,930
                                             --------------------------   ----------------------   --------------------------
  End of year                                  $8,205,293  $5,070,875       $573,426  $533,938       $8,778,719  $5,604,813
                                             ==========================   ======================   ==========================
See accompanying notes.

                                                                          3

                        Southwest Bank
                401(k) Retirement Savings Plan

                Notes to Financial Statements

                 December 31, 1997 and 1996


1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986, and was amended and restated as of January 1, 1987, to provide retirement benefits to eligible employees.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code (IRC).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation subject to IRC limitation. The Company matches 50 percent of employees' contributions up to a maximum of 2-1/2 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 1997 or 1996.

Contributions from participants are accrued based upon authorized payroll deductions. Employer contributions are accrued in accordance with the employer matching obligation as defined in the Plan.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated semiannually to each participant by investment fund based on that participant's share of total investments.

                        Southwest Bank
                401(k) Retirement Savings Plan

           Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

VESTING

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent vested after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to IRC limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to transfer the account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures of $12,617 were used to reduce contributions during the year ended December 31, 1997. There were no forfeitures used to reduce contributions during the year ended December 31, 1996.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

                        Southwest Bank
                401(k) Retirement Savings Plan

           Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INVESTMENTS

All contributions received by the Plan are invested in a guaranteed long-term account at Connecticut General Life Insurance Company (CIGNA) or in common stock of Mississippi Valley Bancshares, Inc. (Mississippi Valley). Participant contributions are used monthly to purchase shares of Mississippi Valley common stock, and dividends and interest are used semiannually to purchase shares of Mississippi Valley common stock.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVESTMENTS

Investments representing more than 5 percent of assets held by the Plan at December 31, 1997 and 1996, are as follows:

                                                         FAIR VALUE
           DESCRIPTION                              1997           1996
--------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account               $  566,555     $  528,278
Mississippi Valley Common Stock                   8,170,065      5,046,610


                        Southwest Bank
                401(k) Retirement Savings Plan

           Notes to Financial Statements (continued)


2. INVESTMENTS (CONTINUED)

The Plan's investment in the guaranteed long-term account consists solely of a group annuity contract with CIGNA that is valued at fair value as provided by CIGNA. The fair value is increased by plan contributions and contract earnings and decreased by plan withdrawals and administrative expenses. The contract does not guarantee a specified rate of interest. This contract has no expiration date but can be terminated by the Plan's trustee at any time.

The Plan's investments in the Southwest Bank Money Market Account and the Southwest Bank Demand Deposit Account are valued at cost plus accrued interest. Shares of Mississippi Valley common stock are valued at the closing bid price on the last business day of the year.

3. INCOME TAX STATUS

The Internal Revenue Service ruled in November 1994 that the Plan qualified under Section 401(k) of the IRC and was, therefore, not subject to tax under income tax law.

                           SUPPLEMENTAL SCHEDULES


                                       Southwest Bank
                               401(k) Retirement Savings Plan

                 Line 27a - Schedule of Assets Held for Investment Purposes

                                     December 31, 1997


                                                       NUMBER OF                          FAIR
          DESCRIPTION                                   SHARES            COST           VALUE
--------------------------------------------------------------------------------------------------

CIGNA Guaranteed Long-Term Account                        N/A          $  566,555     $  566,555
Mississippi Valley Common Stock                        253,335.34       2,144,855      8,170,065
Southwest Bank Money Market Account                       N/A                 142            142
Southwest Bank Demand Deposit Account                     N/A              40,408         40,408
                                                                       ---------------------------
                                                                       $2,751,960     $8,777,170
                                                                       ===========================


                                Southwest Bank
                        401(k) Retirement Savings Plan

             Line 27d - Schedule of Reportable (5%) Transactions

                         Year ended December 31, 1997

                                            NUMBER        NUMBER       AMOUNT         AMOUNT        NET GAIN
                                              OF            OF           OF             OF             OR
     ASSET DESCRIPTION                    PURCHASES       SALES       PURCHASES       SALES          (LOSS)
-------------------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions
--------------------------------------------------

Southwest Bank
  Demand Deposit Account                      24            29        $348,977       $488,551         $ -

Southwest Bank
  Money Market Account                        12            12         371,575        371,436           -

Mississippi Valley
  Common Stock                                12             -         371,436              -           -



There were no category (i), (ii), or (iv) reportable transactions during 1997.